                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                               GASCO ENERGY, INC.
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                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                   367220 10 0
                                 (CUSIP NUMBER)

                             JONATHAN BATT, ATTORNEY
                             7128 SOUTH POPLAR LANE,
                            ENGLEWOOD, COLORADO 80112
                                 (303) 771-1101
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JULY 28, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(e), 13D-1(f) OR 13D-1(g), CHECK THE FOLLOWING BOX. [ ]

         NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

         *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

         CUSIP NO. 367220 10 0                                 PAGE 2


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Shama Zoe Limited Partnership
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                          (b)[ ]
         Not applicable.
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         Not applicable.
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
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                           7.       SOLE VOTING POWER
   NUMBER OF
                                    0
     SHARES             --------------------------------------------------------
                           8.       SHARED VOTING POWER
      BY
                                    0
     EACH               --------------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
   REPORTING
                                    0
   PERSON WITH          --------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                                    0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         PN
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


                                  SCHEDULE 13D

         CUSIP NO. 367220 10 0                                 PAGE 3


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gilman A. Hill
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                          (b)[ ]
         Not applicable.
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         Not applicable.
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
   NUMBER OF
                                    0
     SHARES             --------------------------------------------------------
                           8.       SHARED VOTING POWER
      BY
                                    0
     EACH               --------------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
   REPORTING
                                    0
  PERSON WITH           --------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

         CUSIP NO. 367220 10 0                                 PAGE 4


ITEM 1. SECURITY AND ISSUER

         This Statement relates to the Common Stock, par value $0.0001 per share ("Common Stock"), of Gasco Energy, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 14 Inverness Drive East, Suite 236, Englewood, Colorado 80112.

ITEM 2. IDENTITY AND BACKGROUND

         This Statement is a joint statement filed on behalf of Shama Zoe Limited Partnership, a Colorado limited partnership ("Shama Zoe") and Gilman A. Hill, an individual residing in the state of Colorado. Shama Zoe occasionally does business under the trade name Alpine Gas Company. Shama Zoe is primarily in the oil and gas development industry. The principal business office of Shama Zoe is 7128 South Poplar Lane, Englewood, Colorado 80112.

         Shama Zoe is managed by its general partner, Gilman A. Hill, an individual whose business address is 7128 South Poplar Lane, Englewood, Colorado 80112. Mr. Hill's principal occupation is that of general partner of Shama Zoe. Mr. Hill is a citizen of the United States.

         During the last five years, neither Shama Zoe nor Gilman A. Hill (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable

ITEM 4. PURPOSE OF TRANSACTION

         On May 1, 2002, Shama Zoe purchased 9,500,000 shares of Common Stock of the Issuer (the "Shares"). In consideration for the Shares, Shama Zoe agreed to sell and transfer certain oil and gas properties valued at $18 million to Pannonian Energy, Inc., a wholly-owned subsidiary of the Issuer.

         Shama Zoe has recently made market sales of the Shares as noted in the table below, and with the sale on September 30, 2004, Shama Zoe no longer owns any Shares of the Issuer.

                       NUMBER OF                                   BALANCE OF
     DATE             SHARES SOLD              PRICE                 SHARES             % OWNERSHIP
-------------       ---------------       ---------------       ---------------       ---------------
    7/21/2004               100,000       $          1.95             3,310,000                  5.17
    7/28/2004               500,000       $          1.95             2,810,000                  4.38
     8/3/2004               300,000       $          1.95             2,510,000                  3.92
     8/5/2004             1,000,000       $          1.95             1,510,000                   2.4
    8/12/2004               200,000       $          2.10             1,310,000                   2.0
    9/14/2004               310,000       $          2.20             1,000,000                   1.6
    9/17/2004               300,000       $          2.35               700,000                   1.1

                                  SCHEDULE 13D

         CUSIP NO. 367220 10 0                                 PAGE 5


                       NUMBER OF                              BALANCE OF
     DATE             SHARES SOLD           PRICE               SHARES             % OWNERSHIP
-------------       ---------------       ---------         ---------------       ---------------
    9/21/2004                50,000       $    2.60            650,000                   1.0
    9/21/2004               100,000       $    2.58            550,000                   .86
    9/23/2004                75,000       $    2.60            475,000                   .74
    9/23/2004               225,000       $    2.59            250,000                   .39
    9/24/2004                50,000       $    2.78            200,000                   .31
    9/30/2004               200,000       $    3.25                  0                    --

         The Shares were originally acquired for investment purposes and to provide liquidity for Shama Zoe. Since the original investment in May 2002, Shama Zoe has made sales of the Shares from time to time to raise cash for internal use, and with the sales reported in this amendment, Shama Zoe no longer owns any Shares of the Issuer.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

         (a)-(b) As of the date of this Schedule 13D, Shama Zoe and Gilman A. Hill, who are filing this Schedule 13D jointly, no longer own any shares of Common Stock of the Issuer.

         (c) Except for the sales by Shama Zoe discussed in Item 4 above, neither Shama Zoe nor Mr. Hill, its general partner, have effected transactions involving the Issuer's Common Stock during the last 60 days.

         (d) Not applicable.

         (e) Shama Zoe and Gilman A. Hill ceased to be the beneficial owner of more than five percent of the Issuer's common stock on July 28, 2004

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable

                                  SCHEDULE 13D

         CUSIP NO. 367220 10 0                                 PAGE 6


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1 --      Joint Filing Agreement.*

Exhibit 1 --      Property Purchase Agreement dated as of April 23, 2002 by and between the Issuer and Shama Zoe.*

----------

* Previously filed with the initial filing of this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this joint Statement is true, complete and correct.

Dated as of this 13 day of October, 2004.

SHAMA ZOE LIMITED PARTNERSHIP

By:
         /s/ Gilman A. Hill
         --------------------------------
         Name: Gilman A. Hill
         Title: General Partner

/s/ Gilman A. Hill
---------------------------
Name: Gilman A. Hill